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  May 2, 2017

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, CD 20549

RE: IRSA Inversiones y Representaciones S.A.
Form 20F
for the fiscal year ended June 30, 2016
Filed November 1, 2016
File No. 00113542

Dear Ms. Jennifer Monick:

On behalf of our client IRSA Inversiones y Respresentaciones S.A. (the “Company”), we are writing to respond to comments raised in the Staff’s comment letter dated April 5, 2017 (the “Comment Letter”) relating to the abovereferenced annual report (the “Annual Report”) of the Company originally filed on November 1, 2016, pursuant to the Securities Exchange Act of 1934, as amended.

We are providing the following responses to the comments contained in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments from the Staff set forth in the Comment Letter. The responses and information set forth below are based upon information provided to us by the Company.

Form 20-F for fiscal year ended June 30, 2016

Note 2.3 Scope of Consolidation

(a)
Subsidiaries, page F-17

1.
We have reviewed your response to comment 3. We note your response identifies only one entity in which you hold less than 50% of the voting shares. Based on your table beginning on page F-18, it appears there are a couple additional entities in which you own less than 50%. Please clarify for us how you determined you complied with the disclosure guidance in paragraph 9 of IFRS 12 for these additional entities.

In response to the Staff’s comment, the Company confirms that the only subsidiary where the Company has less than 50% of the voting shares directly by any of its subsidiaries is Cellcom Israel Ltd. (“Cellcom”).

The Company also wishes to clarify the Staff that even if in the table of page F-20 there are shown other subsidiaries with less than 50% of the voting right indirectly (Netvision Ltd; and MATAM Haifa Science Industries Centre), the subsidiaries that consolidate these companies have more than 50% of the Voting right directly.

For example: the Table Shows Discount investment Corporation’s economic participation in Netvision held indirectly through Cellcom. DIC holds 41,77% stake of Cellcom, which in ultimately holds 100% of Netvision.

The Company advises the Staff that the Company will update the table in future filings to clarify the above explanations.

Form 20-F/A filed March 23, 2017

2.
We have reviewed your response to comment 5. Please tell us what consideration you have given to revising the conclusion that your disclosure controls and procedures were effective as of June 30, 2016.

In response to the Staff's comment, the Company advises the Staff that at the time of filing the amendment to the 20-F for the fiscal year ended June 30, 2016 on March 23, 2017, it had assessed the impact of the inadvertent omission of the separate financial statements of IDBD on the effectiveness of the Company’s disclosure controls and procedures and had concluded that they were effective.

This conclusion was based on the following:

a)
The Company had performed the significance analysis required by Rule 3-09 of Regulation S-X on a timely basis and had determined that the investment in IDBD was not significant for its fiscal year ended June 30, 2016. The Company was fully aware of the significance status of this associate at the time of the filing of the Form 20-F for the fiscal year ended June 30, 2016.
b)
The period over which the investment was an associate was July 1 to October 11, 2015, and the investment was carried at fair value during that period. Therefore there was no direct relationship between any separate financial statements of the associate and the recorded value, rendering the separate financial statements as not meaningful to investors.
c)
The separate financial statements of IDBD for its fiscal year ended December 31, 2015 had already been prepared and filed publicly with the Tel Aviv Stock Exchange
d)
The investment in IDBD was significant for the Company’s fiscal year ended June 30, 2015. The separate financial statements of IDBD for its fiscal year ended December 31, 2014 had already been filed in the Company’s Form 20-F/A on March 16, 2016. Therefore, this information was already public with the SEC.

The Company respectfully advises the Staff that it has considered all of these elements above at the time of filing the amendment to the Form 20-F for the fiscal year ended June 30, 2016 and concluded that despite the fact that the separate financial statements of IDBD were inadvertently omitted, the Company’s disclosure controls and procedures were still effective as of June 30, 2016.

* * *
Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

Very truly yours,

By: /s/ Jaime Mercado
Jaime Mercado

cc:
Matías Gaivironsky

Leonardo Magliocco
Carlos Martín Barbafina
David L. Williams